

OFFERING MEMORANDUM

facilitated by



Brato Brewhouse and Kitchen

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Brato Brewhouse and Kitchen
State of Organization	MA
Date of Formation	01/06/2017
Entity Type	Limited Liability Company
Street Address	190 North Beacon Street, Brighton MA, 02135
Website Address	https://www.bratobk.com/

(B) Directors and Officers of the Company

Key Person	Jonathan Gilman
Position with the Company Title First Year	 Manager 2017
Other business experience (last three years)	**Sous- Chef** (Cambridge Brewing Company. - *End Date*) — Running a kitchen; from helping to maintain the inventory and supervising quality control, to managing line cooks and running the day-to-day operations.

Key Person	Alex Corona
Position with the Company 　　　　　　　　　　　　Title 　　　　　　　　　　　　First Year	 Manager 2017
Other business experience (last three years)	• **Head Brewer** (Cambridge Brewing Company, *01/01/2016* - 12/28/2018 — Responsible for all beer production at the brewpub, managing a Brewer and Assistant Brewer.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jonathan Gilman	23%
Alex Corona	76%

(D) The Company's Business and Business Plan

The Team

Jonathan Gilman, Co-Founder & Executive Chef

Jonathan has been pursuing his passion for sustainable food and the craft of cooking since 2007. After studying around the world from Cape Cod to South America, he landed a position at Cambridge Brewing Company where he learned the challenges and rewards of running a kitchen, from helping to maintain the inventory and supervising quality control, to managing line cooks and running the day-to-day operations. In 2010 Jonathan accepted his first Executive Chef position at a popular restaurant in the Fenway neighborhood, winning the Best of Boston award for Best Restaurant. In 2012 Jonathan moved to Vermont where he managed the kitchens at a pair of struggling joint owned and operated restaurants. Jonathan made a case to rebrand them as one restaurant, and worked with the principal owner of the two restaurants to design the business for a more sustainable future. During this process he learned the challenges and process of opening a restaurant, and later helped to negotiate the sale of the business to a local restauranteur. He stayed through the transition to ensure the stability of the business which has now seen exponential growth. In 2014 Jonathan returned home to Cambridge and rejoined Cambridge Brewing Company. Equipped with the experiences of running a kitchen and turning things around for a struggling business, Jonathan is excited to be opening Brato with his business partner, Alex Corona, and sharing his passion to support local agriculture and artfully craft dishes to complement their craft beer offering.

Alex Corona, Co-Founder & Head Brewer

Alex started homebrewing at the start of 2009. He was enamored with the vast array of styles and flavors and the careful blending of art, science and history he saw and tasted from local craft

brewers. Alex tirelessly consumed knowledge of the history and chemistry of brewing, and his brews began winning medals in local competitions. In 2010, Alex's beer won him the opportunity to shadow a brew at Sam Adams. Fueled by his successes, Alex reached out to other local craft breweries, convincing both Wormtown and Jack's Abby to take a chance on his personal award-winning beer recipes for entry into the Great American Beer Festival's Pro-Am competition. Alex continued to have a lot of success with his hobby, and in 2012 he won a trip to Sierra Nevada's Beer Camp(#95) to collaborate on a new recipe with the brewery. At this point he was considering leaving a lucrative career in software development to pursue his hobby turned passion professionally. He was initially turned down for an Assistant Brewer position in 2012 at the Cambridge Brewing Company due to his lack of commercial-scale experience. Alex knew that if he wanted to go all the way he needed to up his game. He enrolled and completed the Siebel Institute of Technology's Advanced Brewing Theory Program during 2013. Despite not getting hired at CBC, Alex stayed in touch with CBC Brewmaster Will Meyers, a 20+-year industry veteran, who followed Alex's progress with his education and brewing skills. A year later, when the previous position reopened, Alex was offered the role of Assistant Brewer and then, a year later, promoted to Brewer. Over his first couple of years at Cambridge Brewing Company, Alex had the opportunity to do everything from cleaning and filling growlers to scrubbing floors and tanks to filling and delivering kegs. As he progressed he was given more responsibilities including developing recipes and procuring raw materials and brewing. At the start of 2016 Alex assumed the role of Head Brewer, reinvigorating the CBC brand with new and reformulated recipes, while maintaining the quality of their house beers and rotating seasonal offerings. At the end of 2017 Alex left CBC to pursue opening Brato full-time. With the support of his CBC family, Alex is excited to be opening Brato with his partner, Jonathan Gilman, and sharing his passion for the art, science and history of beer with the community.

WHY BRATO BREWHOUSE AND KITCHEN?

Brato Brewhouse + Kitchen is an up and coming brewpub project headed by industry veterans, Chef Jonathan Gilman and Brewer Alex Corona. Together they are building a brewery and restaurant at 190 North Beacon Street in Brighton, MA, just across the street from the rapidly growing Boston Landing development project.

Planning to open Q1 2019, this future community-focused brewpub will partner with local farms to feature creative suppers, inventive house-made sausages and unique house-made sourdough grilled cheeses. The beers will be seasonally rotating and plan to span virtually all styles, aiming to satisfy nearly every patron's palate.

While brick and mortar construction gets underway, Brato has been operating pop-up food events at various Boston-area brewery taprooms, as well as taking full-service catering events and beer-focused dinners. Brato has also collaborated on beer recipes brewed at some of the breweries who host their pop-ups including Idle Hands, Night Shift, Lamplighter, Bone Up, and Dorchester Brewing Company.

Brato is currently brand-building by offering local brewery taprooms a food option by operating as a pop-up vendor selling grilled cheese on house-made sourdough, pickled veggies and house-made sausages.

MARKET ANALYSIS

As of 2017 Census estimates, the population of Boston was roughly 685,000. The total Greater Boston population, according to 2014 Census estimates, was 4.7 million. Our primary target demographic is Millennials, ages 25-34, which as of 2016 Census estimates made up 23.3% of the

Boston population.

According to the U.S. Census Bureau, there were 1,149,915 Millennials living in the Boston Metro area. This translates to approximately 447,316 people between the ages of 21-35 with a bachelor's degree holding a median income of at least $44,548. A second target drinker and frequent diner-out is the GenX population, ages 40-54, which accounts for another 17% of the Boston population.

In general, our primary competitors will be brewery taprooms and restaurants with an emphasis on craft beer and locally sourced food. Although there are a handful of craft beer focused restaurants in the area, there are currently no taprooms located in Allston/Brighton.

BUSINESS MODEL

Brato will sell food from their scratch kitchen and beer brewed on-site for in-house and take-home consumption. Primary costs include kitchen and brewing equipment as well as building construction and renovations (e.g. dining room, bar, patio, etc.)

Plans for expansion: Brewing capacity can easily be doubled by swapping out 10-barrel tanks for 20-barrel and performing double brewdays. If the demand for take-home beer is strong, we plan to organically grow into a small canning operation of primarily 16oz 4-packs. Barrel-aged and wild beers.

At 3-5 years in, we plan for in-house cheese and charcuterie production.

WHY BRATO BREWHOUSE AND KITCHEN?

Brato Brewhouse + Kitchen is a brewpub headed by industry veterans, Chef Jonathan Gilman and Brewer Alex Corona. Together they are building and operating a brewery and restaurant at 190 North Beacon Street in Brighton, MA, just across the street from the rapidly growing Boston Landing development project.

Brato Brewhouse opened in October 2019 and quickly accrued multiple five star reviews and a solid following. They've been covered in publications such as Boston Magazine, Eater, and the Boston Globe. What distinguishes this community-focused brewpub from others is their partnership with local farms create drool-worthy suppers, inventive house-made sausages and unique house-made sourdough grilled cheeses. In addition to the amazing menu, the beers on tap are on seasonal rotation and offer virtually all styles, aiming to serve beer that satisfied every palate.

Brato has also collaborated on beer recipes brewed at some of the breweries who host their pop-ups including Idle Hands, Night Shift, Lamplighter, Bone Up, and Dorchester Brewing Company.

Brato is currently brand-building by offering local brewery taprooms a food option by operating as a pop-up vendor selling grilled cheese on house-made sourdough, pickled veggies and house-made sausages.

MARKET ANALYSIS

As of 2017 Census estimates, the population of Boston was roughly 685,000. The total Greater Boston population, according to 2014 Census estimates, was 4.7 million. Our primary target demographic is Millennials, ages 25-34, which as of 2016 Census estimates made up 23.3% of the Boston population.

According to the U.S. Census Bureau, there were 1,149,915 Millennials living in the Boston Metro area. This translates to approximately 447,316 people between the ages of 21-35 with a bachelor's degree holding a median income of at least $44,548. A second target drinker and frequent diner-out is the GenX population, ages 40-54, which accounts for another 17% of the Boston population.

In general, our primary competitors will be brewery taprooms and restaurants with an emphasis on craft beer and locally sourced food. Although there are a handful of craft beer focused restaurants in the area, there are currently no taprooms located in Allston/Brighton.

BUSINESS MODEL

Brato sells food from their scratch kitchen and beer brewed on-site for in-house and take-home consumption. Primary costs include kitchen and brewing equipment as well as building construction and renovations (e.g. dining room, bar, patio, etc.)

Plans for expansion: Brewing capacity can easily be doubled by swapping out 10-barrel tanks for 20-barrel and performing double brewdays. If the demand for take-home beer is strong, we plan to organically grow into a small canning operation of primarily 16oz 4-packs. Barrel-aged and wild beers.

- At 3-5 years in, we plan for in-house cheese and charcuterie production.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	January 20, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital	$9,400	$47,000
Mainvest Compensation	$600	$3,000
TOTAL	$10,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.1 - 0.5%[2]
Payment Deadline	2025-01-01
Maximum Payment Multiple	1.25 X
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.38%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.1% and a maximum rate of 0.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.1%
$20,000	0.2%
$30,000	0.3%
$40,000	0.4%
$50,000	0.5%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Class A
Number of Shares Outstanding	1300000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class A has voting rights with one vote per unit
How these securities differ from the revenue sharing notes being offered to investors	Class A is considered Equity, whereas the Notes offered on MainVest are considered debt instruments.

Name of Security	Class B
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class B has no voting rights
How these securities differ from the revenue sharing notes being offered to investors	Class B is considered Equity, whereas the Notes offered on MainVest are considered debt instruments.

Name of Security	Class C
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class C has no voting rights
How these securities differ from the revenue sharing notes being offered to investors	Class C is considered Equity, whereas the Notes offered on MainVest are considered debt instruments.

Name of Security	Series Seed Convertible Preferred Units
Number of Shares Outstanding	84215
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Series Seed is considered Equity, whereas the Notes offered on MainVest are considered debt instruments.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jonathan Gilman	23%
Alex Corona	76%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Eastern Bank	$990,565	6.75%	01/05/2026	
Boston Local Development Council Backstreets	$175,000	7.5%	04/20/2021	
Boston Local Development Council Job Creation Fund	$75,000	7.5%	04/20/2021	
Mainvest Revenue Share Note	$101,739		12/31/2025	1.7% of revenue until 1.5x investment multiple is achieved
Easter Bank Revolving LOC	$300,000	5.75%	01/05/2024	
Mainvest Revenue Share Note	$42,900		12/31/2026	.4% of revenue until 1.6x investmnet multuple is achieved
EIDL	$150,000	3.75%	06/30/2050	
ARF	$49,000	39%	12/19/2020	
Channel Partners	$98,000	29%	07/31/2021	

(Q) Other Offerings of Securities within the Last Three Years

Previous Offering #1: January, 2017 | Rule 506(b) Series Seed - Convertible Preferred Units | $80,000 | General Starting Costs

Previous Offering #2: October, 2018 | Rule 17CFR 227 (Regulation Crowdfunding) | Revenue Sharing Notes | $104,000 | Please refer to the company's Form CU dated 1/15/19 for additional disclosures.

Previous Offering #3: March, 2020 | Rule 17CFR 227 (Regulation Crowdfunding) | Revenue Sharing Notes | $43,000 | Please refer to the company's Form CU dated 5/7/20 for additional disclosures.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any

individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Financial liquidity

Brato Brewhouse and Kitchen has a weak liquidity position due to its low cash reserves as compared to debt and other liabilities. Brato Brewhouse and Kitchen expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Historical milestones

Brato Brewhouse and Kitchen has been operating since January, 2017 and has since achieved the following milestones:

- Opened location in Brighton, MA

- Achieved revenue of $185,823 in 2018, which then grew to $335,150 in 2019.

- Had Cost of Goods Sold (COGS) of $47,578, which represented gross profit margin of 74.4% in 2018. COGS were then $122,532 the following year, which implied gross profit margin of 63.4%.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,800,639	$1,890,671	$1,985,204	$2,044,760	$2,106,103
Cost of Goods Sold	$405,594	$425,874	$447,167	$460,582	$474,400
Gross Profit	$1,395,045	$1,464,797	$1,538,037	$1,584,178	$1,631,703
EXPENSES					
Recurring Expenses	$1,110,476	$1,122,663	$1,135,029	$1,147,573	$1,160,342
Operating Profit	$284,569	$342,134	$403,008	$436,605	$471,361

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$1,656,691.00	$1,108,891.00
Cash & Cash Equivalents	$21,557.00	$917,415.00
Accounts Receivable	$0	$0
Short-term Debt	$18,741.00	$15,348.00
Long-term Debt	$1,223,115.00	$1,050,000.00
Revenues/Sales	$321,913.00	$158,073.00
Cost of Goods Sold	$246,435.00	$58,678.00
Taxes Paid	$0.00	$0
Net Income	$-750,651.00	$-84,110.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V